August 25, 2025

Karl Gubitz
Chief Financial Officer
ARGENX SE
Laarderhoogtweg 25
1101 EB Amsterdam

        Re: ARGENX SE
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-38097
Dear Karl Gubitz:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Item 4.B Business Overview
Intellectual Property, page 55

1. Based on your patent disclosures on page 56, it appears that two U.S. patents related to composition of matter claims pertaining to the NHANCE platform will expire earliest in 2027 to 2028. In this regard, we note your disclosure on page 55 that the
       Company is "materially dependent" on regulatory, patent and other proprietary protection related to its core platform technologies, including NHANCE.
As
       appropriate in future filings, please provide risk factor disclosure discussing the extent to which you face material risk stemming from the expiration of these patents, or otherwise advise.
2. We note that you do not include discussion of any patent rights directed to efgartigimod on page 56. To the extent any patent rights that you own or license with respect to this program are material to your business, please revise future filings to include disclosure that describes such patents or patent applications on an individual or patent family basis, or otherwise advise.
 August 25, 2025
Page 2
ITEM 5.A. Operating and Financial Review and Prospects - Operating Results Results of Operations - Product Net Sales, page 87

3. We note your disclosures on pages 87 and F-2 of operating results and the notes to the financial statement that your principal source of revenue is product net sales, specifically from sales of VYVGART and VYVGART SC. We also note your disaggregation of product net sales by geography on pages 87 and F-34.
Please tell us
       how you considered further disaggregating your product net sales revenue in accordance with paragraph 114 of IFRS 15 and paragraph 32 of IFRS 8, specifically whether you considered disaggregating by product categories including
       VYVGART and VYVGART SC.
Note 27. Contingencies, page F-46

4. We note your disclosures that as of December 31, 2024 you had no outstanding claims or litigation that may have a significant adverse impact to you, and your risk factor on page 9 that your products and product candidates may have serious adverse, undesirable or unacceptable side effects. We also note the FDA's June
30,
       2025 FAERS report of Vyvgart Hytrulo's potential serious risk where the FDA is evaluation the need for regulatory action and the related Pomerantz LLP law firm July
       1, 2025 investigation regarding whether the Company and its directors and officers have engaged in securities fraud or other unlawful business practices. Please tell us, with a view toward future disclosure, your consideration of disclosing this information that appears may be material to understanding or assessing your business, financial condition and results of operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bonnie Baynes at 202-551-4924 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Alan Campbell at 202-
551-4224 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences